Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Extraordinary General Meeting of Shareholders
held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on August 27, 2021

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a)	Total number ABSTENTION
		(FOR)			(AGAINST)			(ABSTENTION)
1) Amendment of article 5.12 of the Articles of Association	23,765,363	85,655,128	109,420,491	829,499	0	829,499	2,839	0	2,839	110,249,990	99.248
2) Amendments of article 6 of the Articles of Association	23,767,463	85,655,128	109,422,591	827,754	0	827,754	2,484	0	2,484	110,250,345	99.249
3) Amendment of article 7.2 of the Articles of Association	16,318,031	85,655,128	101,973,159	8,277,139	0	8,277,139	2,531	0	2,531	110,250,298	92.492

Chairman				Secretary					Scrutineer
Alexandre Druta				Karl Pardaens						Cristina Beniog

1